UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2025

Commission File Number: 001-42213

WeRide Inc.

21st Floor, Tower A, Guanzhou Life Science Innovation Center

No. 51, Luoxuan Road, Guangzhou International Biotech Island

Guangzhou 510005

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

EXPLANATORY NOTE

This Current Report on Form 6-K (this “Report”) is furnished by WeRide Inc. (“WeRide” or the “Company”) to report that the China Securities Regulatory Commission has issued a notice of filing regarding the Company’s proposed global offering and dual primary listing of its Class A ordinary shares on The Stock Exchange of Hong Kong Limited.

As of the date of this Report, the Company has a total of 938,366,330 ordinary shares outstanding, comprising 883,551,907 Class A ordinary shares and 54,814,423 Class B ordinary shares, excluding any shares to be issued under the proposed offering.

There can be no assurance as to whether or when the proposed global offering or listing will be completed. This communication is neither an offer to sell nor a solicitation of an offer to buy, nor shall there be any offer, solicitation or sale of any securities of the Company in any jurisdiction in which such offer, solicitation or sale would be unlawful.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WeRide Inc.

By :	/s/ Jennifer Li
Name:	Jennifer Li
Title :	Chief Financial Officer

Date: October 14, 2025